                                  Exhibit 12


               Computation of Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)


                                                     Year Ended December 31,
                                             --------------------------------------
                                              1996       1995      1994      1993
                                             -------   -------    ------    -------
 1.  Income from continuing operations
          before income taxes                $ 3,629   $11,501    $5,405    $(1,673)

 Add Back Fixed Charges:

 2.  Total interest expense                   21,136    11,594     3,314      1,892

 3.  Interest included in operating lease
          rental expense (1)                     347       201        78         19

 4.  Adjusted earnings                       $25,112   $23,296    $8,797    $   238
                                             =======   =======    ======    =======

 5.  Fixed charges (line 2 + line 3)          21,483    11,795     3,392      1,911
                                             =======   =======    ======    =======

 RATIO OF EARNINGS TO FIXED
  CHARGES

 6.  Ratio of earnings to fixed charges         1.17      1.98      2.59       0.12  (2)
                                             =======   =======    ======    =======

(1) Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the lease payment.

(2) The Finance Company commenced operations in 1993. All 1992 activity of the Parent Company would be allocated to discontinued operations. The 1993 earnings were inadequate, by $1,673,000 to cover fixed charges, due to start-up costs.

                                       55